July 14, 2020

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Attention: Mr. Bill Thompson
Mr. Scott Stringer

Re:	Systemax Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Response Dated June 19, 2020
File No. 1-13792

Ladies and Gentlemen:

Reference is made to the letter dated June 30, 2020 (the “Comment Letter”) to Barry Litwin, Chief Executive Officer of Systemax Inc. (the “Company”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above referenced June 19, 2020 response to the May 13, 2020 comment letter sent by the Staff.

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth in italics immediately below each comment. The headings in this letter correspond to the headings of the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2019
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Highlights from 2019, page 22
1.You state in your response to comment 1 that you disclose Average Day Sales (ADS) on a GAAP basis.  We note you disclose the percentage increase in ADS on a constant currency basis on page 22 and ADS and the percentage increase in ADS on a constant currency basis on page 24.  However, we are unable to locate your disclosure of ADS and the percentage increase in ADS on a GAAP basis.  Please tell us where you disclose ADS and the percentage increase in ADS on a GAAP basis or revise your disclosure in future filings accordingly.  Please refer to the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, Question 104.06 found at https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm..

The Company inadvertently omitted the GAAP basis disclosures of ADS on pages 22 and 24. The Company confirms that its future filings will present the ADS measurements on a GAAP basis prominently in the text on page 22 to include the following:

1.Average daily sales increased 5.6% compared to prior year.
2.Non-GAAP*, average daily sales, constant currency increased 5.7% compared to prior year.

*Non-GAAP, average daily sales, constant currency is calculated based upon the number of selling days in each period, with Canadian sales converted to US Dollars using the prior year’s average exchange rate.

The Company confirms that its future filings will present the ADS measurements on a GAAP basis prominently in the table on page 24 to include the following:

	Years Ended December 31,(2)			Change
GAAP:	2019	2018(1)	2017(1)	2019 vs. 2018	2018 vs. 2017
Net sales	$946.9	$896.9	$791.8	5.6%	13.3%
Average daily sales*	$3.7	$3.5	$3.1	5.6%	13.3%
Non-GAAP**:
Average daily sales, constant currency	$3.7	$3.5	$3.1	5.7%	13.3%

*Average daily sales is calculated based upon the number of selling days in each period, with Canadian sales converted to US Dollars using the current year’s average exchange rate. IPG had 253 selling days for the year ended December 31, 2019, 2018 and 2017.

**Non-GAAP, Average daily sales, constant currency is calculated based upon the number of selling days in each period, with Canadian sales converted to US Dollars using the prior year’s average exchange rate. IPG had 253 selling days for the year ended December 31, 2019, 2018 and 2017.

On behalf of the Company, the undersigned acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Commission; Staff comments or changes to disclosure in respect of Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention. Please feel free to contact me for any additional information.

Sincerely,

/s/Thomas Clark
Senior Vice President; Chief Financial Officer
Systemax Inc.